EXHIBIT 24.1

CODE OF CONDUCT

See the attached.

July 19, 2006

 CODE OF ETHICS
THE NASDAQ STOCK MARKET, INC.

I. Purpose of Code of Ethics

The Nasdaq Stock Market, Inc. and certain of its subsidiaries (“Nasdaq”) have adopted this Code of Ethics (“Code”) to promote the honest and ethical conduct of Nasdaq employees, including the proper handling of actual or apparent conflicts of interest; to promote full, fair, accurate, timely and understandable disclosure in public reports and communications; and to promote compliance with all applicable laws, rules and regulations.

II. Applicability and Scope

This Code is applicable to all employees and officers of Nasdaq (“Covered Persons” or “you”). Consultants or others may be subject to this Code by contract. Although this Code provides standards of conduct for many situations, it does not cover all possible situations that may arise. Accordingly, you are expected to conduct yourself in a manner consistent with the spirit and letter of this Code and avoid even the appearance of improper behavior. This Code operates in conjunction with all other Nasdaq corporate policies and procedures, including, for example, Entertainment, Travel and Reimbursement policies. When this Code conflicts with another Nasdaq policy or procedure, the more restrictive provision shall apply.

III. Actual or Apparent Conflicts of Interest

It is your responsibility to act in the best interests of Nasdaq and to refrain from any conduct that would be, or may appear to be, adverse or contrary to the interests of Nasdaq. A conflict of interest may occur when your personal or financial interests are contrary to the interests of Nasdaq. A conflict of interest may also occur when your personal or financial interests have an effect on your ability to objectively and independently perform services for Nasdaq. If you have any doubt about whether circumstances may lead to reasonable questions regarding your impartiality, you must raise the issue(s) with your supervisor(s).

You may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with your Nasdaq employment. You may not serve as an officer or director of any publicly-traded company. You may serve as an officer or director of a privately held company or you may hold elected/appointed public office with the prior written approval of your supervising Nasdaq Executive Vice President (“EVP”).

Actual and apparent conflicts must be disclosed to your supervisor(s). Supervisor(s) will inform Nasdaq’s Code of Ethics Administrator in Nasdaq’s Office of General Counsel (“OGC”) at (301)978-8400 of these conflicts.

IV. Security Accounts and Ownership Interests

You are required to disclose all security accounts in which you maintain control, may effect transactions or have a financial interest.

You may not have a financial interest in any debt or equity security of any Nasdaq Exchange member firm or an affiliate thereof listed on the Prohibited List periodically issued by Nasdaq.

If you or your family have an ownership interest greater than five (5%) percent of your or your family’s net worth in any entity/person doing, seeking, or solicited to do business with Nasdaq (collectively “Covered Business”), you must inform your supervisor(s) of such interest and provide a written recusal to your supervisor(s) certifying that you will not participate in any Nasdaq matter or decision-making relating to that Covered Business. Supervisor(s) are required to inform Nasdaq’s Code of Ethics Administrator at (301)978-8400 of such interest. Ownership interests include securities, but do not include investments in mutual funds, exchange traded funds, or other similar diversified products the composition over which a Covered Person has no control. You must recuse yourself from all decisions, conversations, meetings or assignments relating to a Covered Business in which you or your family has a greater than 5% interest. For purposes of this Code, “family” means members of your household, including but not limited to spouse, domestic partner, dependent child, dependent parent or other dependent relative over whom you have some financial responsibility, control or interest.

V. Trading Restrictions

You may not purchase any security during its initial public offering or distribution period. You must comply with Nasdaq’s Insider Trading Policy and Nasdaq’s 90 Day Holding Period for Securities Policy. These trading restrictions apply to your own security accounts and positions as well as those in which you maintain control, may effect transactions, or have a financial interest.

VI. Confidentiality

You must maintain the confidentiality of confidential or proprietary information learned during the course of your Nasdaq employment and comply with Nasdaq’s policies relating to such information, including its Public Disclosure Policy.

VII. Compliance with Policies and Applicable Laws and Regulations

You must comply with both the letter and spirit of Nasdaq policies and applicable federal and state laws, rules and regulations, including the rules and regulations of the U.S. Securities and Exchange Commission.

VIII. Foreign Corrupt Practices Act

You may not give, offer, promise, or authorize the offer of anything of value to improperly influence a foreign government official, including employees of any foreign government-owned or controlled companies, as well as candidates for political office, political parties and their officials. You should never give a gratuity or other payment to government officials or employees to expedite a routine administrative action without the express permission of your supervising EVP. You should never contribute Nasdaq funds or other assets for political purposes without the express permission of your supervising EVP.

IX. Accurate Financial Reports and Public Communications

You must act in good faith with due care to assure the full, fair, accurate, timely, and understandable disclosure in reports and documents that are presented to the Board and in all public communications. Nasdaq is committed to making and keeping books, records, and accounts that accurately and fairly reflect the transactions and dispositions of Nasdaq’s assets. You may not: make any false or misleading entry in Nasdaq’s books and records; create or aid in the creation of any undisclosed or unrecorded fund or asset for any purpose; approve or make any payment with the agreement or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment; use Nasdaq funds or assets for any unlawful purpose; take any action to coerce, manipulate, mislead or fraudulently influence Nasdaq’s independent auditors for the purpose of rendering the financial statements of Nasdaq materially misleading.

X. Business Courtesies

Business courtesies such as gifts, meals, favors, cash, travel expenses or entertainment exchanged between you/your family and persons or entities doing, seeking, or solicited to do business with Nasdaq (collectively “Covered Business”) can create a conflict of interest because they may result in a sense of personal obligation on the part of the recipient. Consequently, you may never solicit business courtesies from a Covered Business. You may never accept a business courtesy from or provide a business courtesy to Nasdaq’s auditor(s). In all of your professional activities, you should act in the best interests of Nasdaq and refrain from any conduct that would be detrimental to Nasdaq’s interest, reputation or corporate values. You are expected to be prudent and professional, and to exercise good business judgment in spending.

What can I accept?

Gifts: You and your family may accept non-cash gifts of nominal value not to exceed an aggregate fair market value of $100 from a Covered Business in any given year.

Meals: You may accept non-excessive business-related meals from a Covered Business only on a scale that will not be seen to unreasonably or improperly influence your business judgment. You are expected to advance a business purpose during such meals with a Covered Business.

Entertainment/Travel Expenses: You may accept non-excessive entertainment and travel expenses from a Covered Business only if these courtesies clearly advance a business purpose. If the entertainment or travel has a fair market value greater than $100, you should pre-clear your acceptance with your supervising EVP and you are required to reimburse the Covered Business for such expenses when your acceptance might appear to unreasonably or improperly affect your objective judgment or might create the appearance of a conflict of interest. If your job includes regulatory duties, you should pre-clear any entertainment or travel with your supervising EVP. Moreover, if a Covered Business gives you an entertainment-related courtesy (i.e., theatre tickets, baseball game, parking pass) but does not accompany you to the event, you should consider the courtesy a gift and apply the $100 gift limit described above. Please review Nasdaq’s Entertainment, Travel and Reimbursement policies for more information on acceptable entertainment and travel practices.

What can I provide?

Gifts: You may provide to a Covered Business Nasdaq promotional and marketing items with a fair market value greater than $100 when such items have a business purpose and have been provided consistent with all corporate policies including Travel, Entertainment and Reimbursement. If you are unsure whether you can provide a particular item, you should check with your EVP. Other than Nasdaq sanctioned promotional and marketing items, you should not provide gifts to a Covered Business that exceed an aggregate fair market value of $100 in any given year.

Meals: You may provide non-excessive business-related meals to a Covered Business only on a scale that could not be perceived as being provided with the intention of unreasonably or improperly influencing the business judgment of others. You are expected to advance a business purpose during such meals with a Covered Business.

Entertainment/Travel Expenses: You may provide non-excessive entertainment and travel expenses to a Covered Business in accordance with Nasdaq’s Entertainment, Travel and Reimbursement policies. These courtesies should only be provided if they could not be perceived as being provided with the intention of unreasonably or improperly influencing the business judgment of the Covered Business.

Any waivers of this provision must be cleared through your supervising EVP in consultation with the Nasdaq Code of Ethics Administrator and must be disclosed in writing in periodic filings.

XI. Antitrust and Unfair Trade Practices Compliance

Generally, federal and state antitrust and fair trading practices laws prohibit conduct by companies and individuals that may impede the efficient functioning of markets for goods or services, or that is otherwise unfair or deceptive. You should consult with OGC at (301)978-8400 in connection with business arrangements that could raise competition law issues, including: exclusive arrangements for the purchase or sale of products or services; bundling of goods and services; selective discounting; or agreements to add an employee to another entity’s board of directors. You must familiarize yourself with Nasdaq’s Antitrust and Unfair Trade Practices Policy.

XII. Waivers and Amendments

Any waiver, explicit or implicit, of this Code may be made only by an EVP in consultation with the Nasdaq Code of Ethics Administrator. Further, any waivers for EVPs or Senior Executive and Financial Officers can only be made by the Board and must be disclosed in accordance with applicable law. Amendments to this Code can only be made by the Board and must be disclosed in accordance with applicable law.

XIII. Regulatory Matters

You must provide accurate and complete information in response to requests for information from any governmental agency or self-regulatory organization with jurisdiction over Nasdaq. Contact OGC at (301)978-8400 if you receive a request for information or subpoena.

XIV. Compliance and Reporting

You must be familiar with and follow this Code and policies incorporated in this Code. When hired and once every year, you must certify that you have received, read, understand, and agree to comply with this Code. If there is any doubt whether a particular transaction or course of conduct complies with or is subject to this Code, you should consult with Nasdaq’s Code of Ethics Administrator in OGC at (301)978-8400.

You must promptly report suspected violations of this Code or of applicable corporate policies, governmental laws, rules and regulations. To report a suspected violation, you should contact your direct supervisor, your regulatory liaison, or OGC at (301)978-8400.

If you have any concerns related to accounting, internal controls, auditing or other matters you can anonymously report them on the web, through email, or by leaving a voice-encrypted voicemail through:

Email:	nasdaq@openboard.info
Website:	https://www.openboard.info/nasdaq/index.cfm
Phone Number:	866-352-1946

Retaliation against a Covered Person who reports or assists in the investigation of a suspected violation in good faith, even if the report is mistaken, is strictly prohibited. Any act or threatened act of retaliation must be reported immediately to OGC.

Your failure to comply with this Code will result in disciplinary action against you and may include termination. Nothing in this Code restricts Nasdaq from taking disciplinary action against a Covered Person for matters unrelated to this Code. This Code is not intended to create any expressed or implied contract with any employee or third party. In particular, nothing in this Code creates an employment contract between Nasdaq and a Covered Person.

XV. Legal Proceedings

You must refer to OGC issues that may concern potential liability of Nasdaq or its employees, including: requests for information or testimony in legal proceedings; matters involving potential litigation; and subpoenas, complaints, or other legal pleadings that relate to your employment with Nasdaq.